January 7, 2008

Ms. Shannon Buskirk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7010

Re:	GulfMark Offshore, Inc. File No. 000-22853 Letter Dated December 31, 2007

Dear Ms. Buskirk:

To confirm our telephone conversation of this afternoon, we experienced a malfunction on our telecopier which received the above referenced letter.  As a result of that malfunction, we did not receive the letter until today referencing your inquiries regarding the 2007 10-K and the 10-Q for the third quarter of 2007.

We have agreed to submit our response to the above referenced letter no later than Friday, January 18, 2008.  We will respond earlier if we are able to obtain the necessary clearances both internally and externally.

We appreciate the consideration given us in granting the extension.

With best regards,
/s/ Edward A. Guthrie
Edward A. Guthrie
Executive Vice President – Finance & CFO

GulfMark Offshore, Inc. 10111 Richmond Ave. Suite 340 Houston, Texas 77042
Phone 713-963-9522 Fax 713-963-9796